EXHIBIT 12
PILGRIM'S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	September 29, 2007	September 30, 2006	October 1, 2005	October 2, 2004	September 27, 2003
	(amounts in thousands, except ratio)
EARNINGS:
Income before income taxes	$91,607	$(36,317)	$403,523	$208,535	$63,235

Add: Total fixed charges (see below)	149,493	67,172	64,735	67,168	49,647
Less: Interest capitalized	(5,736)	(4,298)	(2,841)	(1,714)	(1,535)
Total earnings	$235,364	$26,557	$465,417	$273,989	$111,347

FIXED CHARGES:
Interest (a)	$131,493	$54,899	$52,426	56,150	$40,356
Portion of rental expense representative of the interest factor (b)	18,000	12,273	12,309	11,018	9,291
Total fixed charges	$149,493	$67,172	$64,735	$67,168	$49,647
Ratio of earnings to fixed charges	1.57	(c)	7.19	4.08	2.24

(a) Interest includes amortization of capitalized financing fees.
(b) One-third of rental expenses is assumed to be representative of the interest factor.
(c) Earnings were insufficient to cover fixed charges by $40,615.